Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Limited

(“The Company")

~~February 15~~ March 12, 2015

Israel Securities Authority www.isa.gov.il	Tel Aviv Stock Exchange Ltd. www.tase.co.il

Re:
Immediate report on the convening of a special general meeting of the Company's shareholders in accordance with the Securities Regulations (Transaction between a Company and its Controlling Shareholder), 2001 ("Controlling Shareholder Transaction Regulations"), the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Reporting Regulations"), the Companies Law, 1999 ("the Companies Law"), and the Companies Regulations (Voting Slips and Position Notices), 2005 ("the Voting Regulations").

Cover

1.	Item on the agenda

Approval of the general meeting of the Company's shareholders convened in accordance with this report ("the General Meeting"), for the Company's engagement in a transaction that increases the Company's holding to 100% of the shares of DBS Satellite Services (1998) Ltd. ("Yes"), a transaction in which the Company's controlling shareholder has a personal interest, as set out in the attached transaction report. As of the reporting date, the Company holds 49.78% of Yes shares, and the remaining Yes shares are held by Eurocom DBS Ltd. ("Eurocom DBS"), a company controlled (indirectly) by Shaul and Yosef Elovitch, the controlling shareholders in the Company.

2.	Summary of the proposed resolutions

Further to the approval of the Company's board of directors on February 10, 2015, subsequent to receiving the approval of the audit committee on that date, it is hereby proposed to accept the following resolutions to approve the agreement and the activities below, which will result in Yes becoming a wholly-owned subsidiary (100%) of the Company:

A.
To approve the acceptance of the terms established by the Antitrust Commissioner (the "Commissioner") in his approval of the merger (Merger 7915) on March 26, 2014 ("the Merger Terms"), both by the Company and by Yes (in the Company's vote as shareholder in the general meeting of Yes) and to issue an announcement as described in section 9 of the merger approval; to announce the exercise, at no cost, of the Company's option for the allotment of 6,221 shares of Yes, representing 8.6% of Yes shares ("the Option") (subsequent to exercise of the Option, the Company will hold 58.36% of the share capital in Yes in full dilution).

B.
To enter into an agreement ("the Acquisition Agreement") with Eurocom DBS Ltd. ("Eurocom DBS"), the main terms of which are described in this report, whereby the Company will acquire the entire holdings of Eurocom DBS in Yes (including a right to exercise 43 Yes shares that it holds) ("the Sale Shares") and all the shareholder loans provided by Eurocom DBS to Yes ("the Acquired Shareholder Loans"), all for the consideration and under the terms (including the preconditions) as set out in the Acquisition Agreement ( "the Acquisition Transaction").

The consideration for acquisition of the Acquired Shareholder Loans and the Sale Shares, which was established in the Acquisition Agreement, is made up of the following three components: (a) a total cash amount of NIS 680 million (six hundred and  eighty million) ("the Cash Consideration"), will be paid on the date of sale of the Acquired Shareholder Loans to the Company, free and clear, and the transfer of the Sale Shares to the Company, free and clear; (b) a total cash amount of up to NIS 200 million (two hundred million), which will be conditional on fulfillment of the conditions described in section 4.6.4.2 of the attached Transaction Report ("the First Additional Consideration"); (c) a total cash amount of up to NIS 170 million (one hundred and seventy million), which will be conditional on fulfillment of the conditions described in section 4.6.4.3 of the attached Transaction Report ("the Second Additional Consideration").

As part of the approval of the general meeting of the shareholders, the general meeting will also be required to approve authorization of the Company's audit committee to make decisions and/or to take the actions required by the Company to complete the Acquisition Agreement and execute it, including decisions in respect of the fulfillment of the various terms in the Acquisition Agreement, without requiring further approval by the general meeting, and the approval of the general meeting for these decisions will be regarded as approval of this authorization.

Completion of the Acquisition Transaction is subject to the approval of the Minister of Communications and the general meeting of the Company's shareholders that is hereby called.

3.	Names of the controlling shareholders who have a personal interest in the transaction and the nature of this interest

B Communications Ltd. ("BCom"), the controlling shareholder of the Company, holding 30.76% of the Company's issued capital as of the date of this report, has a personal interest in the approval of the Acquisition Transaction, since BCom is a company controlled (indirectly) by Eurocom Communications Ltd. ("Eurocom Communications"), which is controlled by Shaul and Yosef Elovitch (linked and indirectly), who are also the controlling shareholders in Eurocom DBS (through other companies and indirectly).

The controlling shareholders have another personal interest arising from the fact that once Yes accepts the Merger Terms (which are, as described below, terms established by the Antitrust Commissioner for the Company's gain of control in Yes and for execution of the Acquisition Transaction), Eurocom DBS will be released from its obligation to sell its shares in Yes, which was imposed on it by the Antitrust Commissioner (for further information see section 4.1 of the Transaction Report). To the best of the Company's knowledge, Eurocom Communications is a private company controlled by Eurocom Holdings (1979) Ltd., a private company controlled by Shaul Elovitch and his brother Yosef Elovitch.

The controlling shareholders have another personal interest arising from the purchase of directors' liability insurance in respect of their service on the board of directors of Yes during the period up to the closing date of the Acquisition Transaction, as detailed in section 4.6.7 of the Transaction Report and in footnote 19.

4.	Directors with a personal interest in the transaction and the nature of this interest

In view of the personal interest of Eurocom DBS as described above, the directors with a personal interest in the transaction are: Shaul Elovitch, chairman of the Company's board of directors, who is a controlling shareholder (indirectly) in Eurocom DBS. Or Elovitch - Shaul Elovitch's son, Orna Elovitch-Peled - Or Elovitch's wife and Shaul Elovitch''s daughter-in-law, and Amikam Shorer, who serves as officer in Eurocom Communications and other companies in the Eurocom Group (meaning, companies controlled by Eurocom Communications and/or under the same control).

5.	General meeting and the majority required for passing the resolution; personal interest of a shareholder who is a creditor of Yes

A special general meeting of the shareholders of the Company is called for March 23, 2015 at 12:00 pm in the Company's offices in 2 Azrieli Center, (Triangular Building, 27th floor), in Tel Aviv. The agenda of the meeting is described above. An adjourned meeting, if required, will be held on March 30, 2015 at the same place and time, all as described in the attached Transaction Report.

The required majority for passing the resolutions set out above, in view of the Company's extraordinary engagement in a transaction in which the controlling shareholder has a personal interest, is as set out in section 275(A) (3) of the Companies Law: a simple majority of all the votes of the shareholders present at the meeting, who may vote and do vote, provided that one of the following is fulfilled:

(1)
The count of the majority votes at the general meeting includes a majority of all the votes of the shareholders who have no personal interest in approving the items on the agenda of the general meeting, taking part in the vote. Abstentions will not be taken into account

(2)	The total number of votes opposed to the resolution from among the shareholders referred to in sub-section (1) above does not exceed two percent of all the voting rights in the Company.

Yes raised funding in the past through an offering of bonds to institutional investors and received bank loans. In this connection, the Company proposed to adopt a quantitative test defining which shareholders who are also creditors of Yes will be deemed to have a personal interest in the transaction. Following the formulation of the details of the quantitative test, the Company will issue a supplementary report on the matter.

6.	Date of record

The date of record for eligibility to attend and vote at the general meeting~~,~~, in accordance with section 182(B) of the Companies Law, ~~will be~~ was February 22, 2015 ("the Date of Record"), meaning, whoever holds shares at the close of trading on February 22, 2015 is entitled to attend and vote at the general meeting, after presenting proof of ownership of shares on the Date of Record, drawn up in accordance with the Companies Regulations (Proof of Title to a Share for the Purpose of Voting at a General Meeting), 2000, and no later than 24 hours prior to the date of the general meeting.

The number of shares representing 5% of all the voting rights in the Company ~~is~~ was as of the Date of Record 137,18~~3,261~~8,724 ordinary shares of the Company. The number of shares representing 5% of all the voting rights in the Company ~~which are~~ not held by a controlling shareholder as defined in Section 268 of the Companies Law ~~is~~ was as of the Date of Record 94,9~~35,379~~40,842 ordinary shares of the Company.

7.	Review of documents

The Company's shareholders can review, upon request, the transaction report and attached documents in the administrative office of the Company at 2 Azrieli Center, Tel Aviv (Triangular Building, 27th floor), Sunday-Thursday between 10:00 and 15:00, and by appointment at 972-3-626-2200.

_______________________

Adv. Linor Yochelman

Internal Compliance Officer and Company Secretary

Bezeq The Israel Telecommunication Corporation Limited

(“The Company")

~~February 15~~ March 12, 2015

Israel Securities Authority www.isa.gov.il	Tel Aviv Stock Exchange Ltd. www.tase.co.il

Transaction Report

Immediate report on the convening of a special general meeting of the Company's shareholders ("the General Meeting") in accordance with the Securities Regulations (Transaction between a Company and its Controlling Shareholder), 2001 ("Controlling Shareholder  Transaction Regulations"), the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Reporting Regulations"), the Companies Law, 1999 ("the Companies Law"), and the Companies Regulations (Voting Slips and Position Notices), 2005 ("the Voting Regulations")

In accordance with the Reporting Regulations, Controlling Shareholder Transaction Regulations, and Voting Regulations, notice is hereby given of the convening of a special general meeting of the  Company’s shareholders. The special general meeting will be held on March 23, 2015 at 12:00 pm in the Company’s offices at 2 Azrieli Center (Triangular Tower, 27th floor) in Tel Aviv. The agenda of the meeting includes approval of the Company's engagement in the acquisition transaction as described in this report “the General Meeting"). An adjourned meeting, if required, will be held on March 30, 2015 at the same place and time, all as described in the report below.

Part A – The proposed engagement

1.	Agenda of the general meeting

Approval of the general meeting of the Company's shareholders convened in accordance with this report ("the General Meeting"), for the Company's engagement in a transaction that increases the Company's holding to 100% of the shares of DBS Satellite Services (1998) Ltd. ("Yes"), a transaction in which the Company's controlling shareholder has a personal interest, as set out in report below. As of the reporting date, the Company holds 49.78% of Yes shares, and the remaining Yes shares are held by Eurocom DBS Ltd. ("Eurocom DBS"), a company controlled (indirectly) by Shaul and Yosef Elovitch, the controlling shareholders in the Company.

2.	Summary of the proposed resolutions

Further to the approval of the Company's board of directors on February 10, 2015, subsequent to receiving the approval of the audit committee on that date, is hereby proposed to accept the following resolutions to approve the agreement and the activities below, which will result in Yes becoming a wholly-owned subsidiary (100%) of the Company:

A.
To approve the acceptance of the terms established by the Antitrust Commissioner (the "Commissioner") in his approval of the merger (Merger 7915) on March 26, 2014 ("the Merger Terms"), both by the Company and by Yes (in the Company's vote as shareholder in the general meeting of Yes) and to issue an announcement as described in section 9 of the merger approval; to announce the exercise, at no cost, of the Company's option for the allotment of 6,221 shares from Yes, representing 8.6% of Yes shares ("the Option") (subsequent to exercise of the Option, the Company will hold 58.36% of the share capital in Yes in full dilution).

B.
To enter into an agreement ("the Acquisition Agreement") with Eurocom DBS Ltd. ("Eurocom DBS"), the main terms of which are described in this report, whereby the Company will acquire the entire holdings of Eurocom DBS in Yes (including a right to exercise 43 Yes shares that it holds) ("the Sale Shares") and all the Shareholder Loans provided by Eurocom DBS to Yes ("the Acquired Owners Loans"), all for the consideration and under the terms (including the Preconditions) as set out in the Acquisition Agreement ( "the Acquisition Transaction").

For further information, see section 4.5 below.

The consideration for acquisition of the Acquired Shareholder Loans and the Sale Shares, which was established in the Acquisition Agreement, is made up of the following three components: (a) a total cash amount of NIS 680 million (six hundred and eighty million) ("the Cash Consideration"), on the date of sale of the Acquired Shareholder Loans to the Company, free and clear, and the transfer of the Sale Shares to the Company, free and clear; (b) a total cash amount of up to NIS 200 million (two hundred million), which will be conditional on fulfillment of the conditions described in section 4.6.4.2 of the attached Transaction Report ("the First Additional Consideration"); (c) a total cash amount of up to NIS 170 million (one hundred and seventy million), which will be conditional on fulfillment of the conditions described in section 4.6.4.3 below("the Second Additional Consideration").

As part of the approval of the general meeting of the shareholders, the general meeting will also be required to approve authorization of the Company's audit committee to make decisions and/or to take the actions required by the Company to complete the Acquisition Agreement and execute it, including decisions in respect of the fulfillment of the various conditions in the Acquisition Agreement, without requiring further approval of the general meeting, and the approval of the general meeting for these decisions will be regarded as approval of this authorization.

On completion of the Acquisition Transaction, Yes will become a wholly-owned subsidiary of the Company.

For further information about the Acquisition Agreement, see section 0 below.

3.	Further information about the transaction being presented to the general meeting for approval

3.1
Completion of the Acquisition Transaction is subject, in addition to acceptance of the Merger Terms by the Company and Yes, as described above, to the approval of the Minister of Communications and the approval of the general meeting which is hereby called, with the majority required under Section 275(A)(3) of the Companies Law.

3.2
To assess the various options available to the Company regarding the Merger Terms, the Company's board of directors appointed an independent committee for the Company's holdings in Yes ("the Ad Hoc Committee), composed entirely of outside or independent directors. The Ad Hoc Committee conducted the negotiations for the Acquisition Transaction and commissioned external independent advisors to support the process of the Company's engagement in the Acquisition Transaction, to assess its options, the negotiations for the transaction, preparation of a fairness opinion and evaluation of the fairness of the price established in the Acquisition Agreement.

3.3
The Ad Hoc Committee, audit committee and board of directors discussed the feasibility of the Acquisition Transaction, the main points of which are described above, its various aspects including the consideration under the Acquisition Transaction and the effect of the actions involved in its implementation, and based their decision to approve the transaction, among other things, on the valuation report prepared by Merrill Lynch International of the Bank of America Group ("ML"), which served as financial advisor to the committee. This valuation is attached to the Transaction Report as Appendix A. In addition, the members of the Ad Hoc Committee, audit committee and board of directors of the Company based their decision on two fairness opinions prepared by ML and Barnea Economic and Financial Consultation Ltd. (Prof. Amir Barnea), regarding the fairness of the consideration to be paid by the Company in the Acquisition Agreement, attached as Appendix B to the Transaction Report ("the "Fairness Opinions"). For further information about the process for assessing the feasibility of the transaction and the negotiations, see section 4.3 below.

3.4
At the date of the report, the Company has sufficient cash reserves to pay the entire acquisition consideration. However, to finance the Company's entire cash requirements for 2015, the Company intends to raise an estimated amount of approximately NIS 500 million in 2015. The Company does not expect to encounter difficulties in raising the capital.

In this context, it is noted that the Company anticipates that in accordance with accounting principles, completion of the transaction will generate revaluation gains of approximately NIS 16 million in the quarter in which the transaction is completed. On February 10, 2015, the Company's board of directors resolved that these revaluation gains will deviate from the dividend distribution policy and will not be distributed as a dividend.

4.	Background of the Acquisition Transaction

4.1	Applications to approve the merger between Yes and the terms established in this respect by the Antitrust Commissioner

The Company, directly and through subsidiaries, is a key supplier of telecommunication services in Israel. The Company holds 49.78% of the shares of Yes, which provides multichannel television services to the Israeli public.

As from 2004, the Company was allotted options (for the background of their allotment see section 4.5 below), exercisable, at no cost, for additional shares of Yes, which will result in the Company's holding of approximately 58% in Yes. In 2004, the Company first applied to the Commissioner for approval to exercise some of the options held by the Company at that time, which will allow it to gain control in Yes, which requires approval for the merger in accordance with the Antitrust Law, 1988. On January 2, 2005, the Commissioner approved the merger of the Company and Yes with conditions,1 however, the Commissioner's approval expired in one year, after the Company did not implement the merger.

In 2006, Yes and the Company applied to the Commissioner for approval of the merger to allow the Company to exercise the Option, however the Commissioner refused to approve the merger at that time.2 The Company appealed the Commissioner's decision at the Antitrust Tribunal, and on February 4, 2009, the Antitrust Tribunal accepted the Company's appeal, and approved the merger between the Company and Yes subject to conditions. On August 20, 2009, the Supreme Court accepted the Commissioner's appeal and prohibited the merger between the Company and Yes. In view of the Supreme Court's decision not to approve the merger between the Company and Yes, the Company was no longer considered as the controlling shareholder in Yes and therefore as of August 21, 2009, the financial statements of Yes were no longer consolidated in the Company's financial statements and as from that date, the investment in Yes shares is presented in the Company's statements in accordance with the equity method.

In 2009, BCom (which is controlled indirectly by Eurocom Communications, as described above) sought to acquire control of the Company from its former controlling shareholders. At that time, Eurocom DBS3 held 32% of Yes shares and the Company held 49.8% of Yes shares4. In this context an application to approve a merger between the Company and Eurocom Group companies was submitted to the Commissioner, as part of the acquisition of control in the Company. The Commissioner approved the application on March 31, 2010, subject to fulfillment of the conditions that were established, which included setting binding timetables for Eurocom DBS to sell its shares in Yes5 and establishing that until the sale, a trustee will be appointed, which will act as if it were the owner, and will apply, by itself and at its full discretion, its rights and powers for the benefit of Yes ("the Trustee").

In view of changes in the telecommunications market since then, the Commissioner agreed to Eurocom DBS's request to reconsider the terms imposed in the merger approval described in the previous section, and changed the terms of his approval, by canceling the obligation to sell, so that on their acceptance of the conditions by the Company and Yes, the merger between the Company and Yes will be possible and it will be possible to fulfil the decisions set out in the approval of the general meeting, while releasing the Trustee from its duties and canceling the duty to sell. In fact, for the first time since 2006, a window of opportunity has been opened (with a time limit) for the Company to gain control of Yes, by March 25, 2015.

1	To review the Commissioner's approval in 2005, see http://www.antitrust.gov.il/subject/112/item/24667.aspx
2	The Commissioner's reasoning for opposing the merger between the Company and Yes in 2006 can be reviewed at http://www.antitrust.gov.il/files/8159/6529.pdf
3	In 2010, Eurocom acquired the remaining shares in Yes from third parties.
4	Not including options which the Company was prohibited from exercising at such time.
5
To the best of the Company's knowledge, the Commissioner extended the deadline for fulfilling Eurocom DBS's duty to sell, following the request of Eurocom, and at the date of this report, it has been extended to the end of March 2015. Subsequent to this date, the trustee will have a specified period of time to act to sell the shares.

On March 26, 2014, the Commissioner approved the request and granted approval that includes the Merger Terms, the main ones being as follows:6

A.
The Company7 will not impose any restriction on the utilization of internet infrastructure services arising from the customer's cumulative broadband volume. It was also established that the Company will not determine the price and quality of the internet infrastructure services based on the customer's cumulative broadband volume.8

B.	The Company will deduct amounts for multi-channel internet services from payments of ISPs for connecting the ISP to the Company's network ("the Television Unit") as follows:

1)
The Television Unit will be calculated by multiplying the number of subscribers of a multichannel television service provider at the end of each quarter by two Mbps). The Television Units will be deducted from the payment of the ISP to the Company for each of the months of a relevant quarter.

2)
To calculate the Television Unit, a multi-channel television service provider will provide the Company with the number of its subscribers at the end of each quarter, in a statement duly verified by the supplier’s manager. The foregoing does not require the multi-channel service supplier to report the number of its subscribers to the Company, if it does not wish to do so.

3)
A multi-channel television service supplier will report to the Company which ISP or ISPs will receive Television Units, provided that the number of subscribers used to determine the Television Units will not exceed the number of its subscribers.

4)	Without derogating from the provisions of any law, it is clarified that the Commissioner may update this condition if he is presented with circumstances that justify it.

5)	The arrangement established in this section B will be referred to hereunder as "the Giga Agreement”.

C.
The Company will not restrict or block the option granted to a customer to use any service or application that is provided over the internet at any time, directly or indirectly, including by setting rates or by technological means.

D.
The Company's television services will be sold and provided on equal terms to all its customers, whether or not they acquire other telecommunication services from the Company. In addition, the Company will not offer a service bundle that includes television services unless television services can also be purchased separately, other than as part of the service bundle, under the same terms as television services are sold as part of the service bundle. Without derogating from the foregoing, the price of television services in the service bundle will be presented separately from the other services.

E.
The Company's internet infrastructure services will be sold and provided on equal terms to all its customers, whether or not they purchase other telecommunication services from the Company. In this respect, the sale of internet infrastructure services as part of a bundle of services will not be considered a sale under non-equal terms in and of itself, all subject to the provisions in section D above.

6
A copy of the merger terms, as published by the Commissioner, is attached for the convenience of the readers as Appendix E. The Commissioner's reasoning can be reviewed at http://www.antitrust.gov.il/files/33161/7915A.pdf.

7	Under the merger terms, "the Company" means the Company and any related party.
8
It is noted that the merger approval of May 22, 2014, between Partner Communications Ltd. and Hot Mobile Ltd., established conditions that are similar to the conditions described in subsections a, c and e below, which will apply to Hot Telecom Limited Partnership. For further information, see http://www.antitrust.gov.il/files/33160/9488.pdf.

F.
The Company and Yes will cancel all exclusivity arrangements9 for other productions (meaning, audio and visual content that is not an original production, defined as audio and visual content produced by or for Yes for broadcasting in Israel or for Israel) to which they are a party, and they will no longer be parties to such exclusivity arrangements for such productions.

G.
As from the date of the merger approval and for two years, the Company will not prevent any party, except for a broadcast license holder at the date of the Commissioner's decision, from acquiring rights in original productions. This rule does not apply to new productions (defined as original productions, which, as of the approval date of the merger, have not yet been broadcast by Yes, except for productions that are a continuation of former original productions broadcast by Yes, including a new season).

4.2	The Israeli telecommunications market shortly before the Acquisition Transaction

As set out in section 4.1 above, for the last decade, the Company has been attempting to gain control of Yes, out of the long-term view of development trends in the Israeli telecommunications market. The Company believes that the global telecommunications industry in general, and in Israel in particular, is characterized by rapid development and by frequent changes in technology, in the business structure of the industry, and in the applicable regulations. While in the past, competition in the telecommunications market focused on competition between independent communication providers in each separate segment, in recent years, there has been a clear trend of mergers and consolidation, and a shift to competition between groups operating concurrently in a number of segments of the telecommunications market (the main groups competing with the Company are Hot Group, Cellcom Group and Partner Group), including by cooperation between the different groups (under conditions approved by the Commissioner). In addition, small players are entering the market, and the recent regulatory changes allow them to use infrastructures installed by the major telecommunication groups, and to provide consumers with specific telecommunication services in the cellular field (for example, Golan Telecom and other virtual operators), and as of February 2015 (pursuant to the reform in the wholesale market, see below), in the fixed-line communication field as well.

On November 17, 2014, the Minister of Communication's decision regarding regulation of the wholesale market in managed broadband access and wholesale telephony service was adopted ("the Wholesale Market Reform"), which establishes maximum rates that the Company may charge its customers for use of the Company's infrastructure. As a result of the Wholesale Market Reform, the Company expects that new players will enter into the multi-channel television market, in addition to Cellcom Ltd., which started to provide multichannel content over the internet at the end of December 2014.

Another telecommunication company that started to deploy infrastructure for multi-channel television broadcasts in Israel is Israel Broadband Company (2013) Ltd. ("IBC"), which started to deploy optic fibers on IEC infrastructure after obtaining an appropriate license from the Ministry of Communications at the beginning of 2014. IBC's first customers were connected to its fiber network in September 2014.

9
Exclusivity arrangement - an arrangement that causes or encourages, directly or indirectly, a seller to avoid or limit the sale of audio and visual content to a third party, other than for a third party, which, at the time of the Commissioner's decision, holds a license for cable or satellite broadcasts, or a franchise or license for television broadcasts under the Second Television and Radio Authority Law, 1990 or the authority established under the Broadcasting Authority Law, 1965 (in this section - "the Broadcasting Licensee").

The Company is also subject to regulatory restrictions in the context of the merger and consolidation of infrastructure and operations between the Company and its subsidiaries, in particular, between the Company and Yes ("the Structural Separation"). Under the licenses regulating the Company's activities in the telecommunications market, the Company is required to maintain full Structural Separation between the Company's management and the managements of the subsidiaries, including with respect to the business, finance and marketing system, which includes prohibition of the transfer of commercial information to subsidiaries. Structural Separation restrictions currently place the Company and its subsidiaries at a competitive disadvantage which is intensifying opposite the mergers of other telecommunication groups that are not subject to restrictions on a similar scale, and result in high administration overheads. As from 2010, some of the restrictions were lifted, allowing the Company to market service bundles to its private subscribers, and as from 2012 - to its business subscribers, provided that they can be unbundled. In other words, each service in the bundle will also be offered separately, with the same conditions, and a service bundle can be purchased from another telecommunication group, which is not related to the Company. However, in October 2012, the Commissioner informed Yes that in his opinion, the offer of a joint service bundle by the Company and Yes constitutes cooperation between (potential) competitors, which amounts to a restrictive arrangement requiring approval under the Antitrust Law, 1988, even if it complies with the terms of the licenses of Yes and the Company, and that the Commissioner does not intend to grant an exemption from the need for approval of the restrictive arrangement. This restriction will be canceled automatically upon acceptance of the Merger Terms, including definition of the terms for joint marketing (see section 4.1 above). The Company believes that it is highly likely that the Structural Separation restrictions will be canceled in the coming years, and the Company and Yes will be able to merge fully. The Company's assessment is based on adoption of the recommendations of the Committee for reviewing and adjusting Bezeq's rate structure and setting rates for wholesale services in fixed-line communications ("The Hayek Committee"), which determines the elimination of the Structural Separation between the Company and Yes, given a reasonable opportunity to supply a basic TV broadcasting bundle over the internet, by providers who lack a nationwide fixed-line infrastructure .10 As is well known, Cellcom began marketing television services over the Internet in December 2014. It is noted, furthermore, that the Company is in regular contact with the Communications Ministry regarding various matters related to the implementation of the Communications Ministry's policy as determined in the policy document discussed above.

Due to the trends and regulatory changes described above, and facing the intensifying competition by long-standing players in the telecommunications market in general, as well as new players that join and may join the market, the Company is required to provide the full range of advanced telecommunication services required by the market, which are also provided by its competitors. While in the other sub-markets in the telecommunication market (infrastructure, fixed line and mobile telephony, internet access and related services), the Company operates through wholly-owned subsidiaries (subject to the Structural Separation restrictions as described above), in the multi-channel television market the Company currently operates as a minority shareholder in Yes, which is prevented from cooperating with Yes in the marketing of joint service bundles (triple). The Company believes that this impairs the realization of the potential inherent in Yes and is detrimental to competition opposite its competitors. Consequently, the Company seeks to complete the Acquisition Transaction at the current time, while there is a window of opportunity for lifting the restrictions imposed in the past by the Commissioner, so that Yes will become a wholly-owned subsidiary of the Company, and later, with the elimination of the Structural Separation as described above, to act towards a full merger between the Company and Yes, which will maximize the synergy of the Company's operations, and the Company will be able to benefit from the ability to supply a full and more attractive service bundle to existing and potential customers.

4.3	Detailed description of the process for reviewing the feasibility of the sale and the formulation of its conditions

4.3.1	Appointment of the independent committee, its composition and advisors

On the Company's acceptance of the Commissioner's announcement, which included the draft Merger Terms, on October 27, 2013, the Company's board of directors resolved1 that the Company is interested, in principle, in exploring a potential increase of its holdings in Yes, subject to all the examinations, including examination of all the terms that will be established (if established) by the Commissioner and other authorities. For this purpose, the board of directors formed a subcommittee composed of members who are all outside or independent directors, to address the matter ("the Ad Hoc Committee" or "the Committee"), since the possibility that the Acquisition Transaction would involve a transaction with the Company's controlling shareholder was taken into account.

10	For further information, see section 1.6.3(A) of the Company's Periodic Report for 2013, published on Magna on March 3, 2014 (ref. no. 2014-01-006669).
11
All meetings of the Company's board meetings described in this report in respect of the Acquisition Transaction and the related issues were held without the directors who have a personal interest (as described in section 12 below), as well as without Felix Cohen, who served as director in the Company until September 9, 2014, and who is also considered as having a personal interest, while employed by Eurocom Group.

In its resolution, the board of directors established that the committee's duties will be as follows: (a) to guide and support the Company's management with respect to all the assessments that are required, including contact with the Commissioner and other authorities, as required; (b) to assess the various options for increasing the Company's holdings in Yes; (c) if a transaction with Eurocom DBS is on the table, and if the terms for its implementation ripen, to negotiate with representatives of Eurocom DBS, including the controlling shareholder in the Company or his representative. For this purpose, the committee will be authorized to employ and determine the wage of other entities and advisors of its choice, including for the purpose of valuation; (d) the committee chairman will update, at his discretion, the audit committee and the board of directors, from time to time, on major developments in its work. In any case, the directors will be updated of any progress at each board meeting; and (e) to present its recommendations to the audit committee and board of directors after assessing the feasibility of the transaction and its terms.

The members of the Ad Hoc Committee are outside directors Ytzhak Edelman (committee chairman), Mordechai Keret, and Tali Simon.12 The Ad Hoc Committee held more than 40 meetings, as from the date of its first meeting on October 30, 2013.13 In addition, the committee members held work meetings and consultations with the committee's advisors and with the Company's management, as well as with the management of Yes, and a number of discussions were held with the CEO of Yes. The committee members also held extensive meetings and negotiations with representatives of Eurocom DBS.

To examine the feasibility of the Company's engagement in the Acquisition Transaction, the committee hired the services of a number of independent outside professional advisors, selected after discussion. After a careful selection process in which a number of professional international advisors were assessed, the committee chose the investment bank Merrill Lynch International of the Bank of America Group ("ML") as the committee's financial advisor. At the time of the engagement, it was clarified that the committee may ask ML to provide, in addition to the valuation, a fairness opinion, if a decision is made on the Acquisition Transaction. In addition to ML, the committee commissioned the services of other advisors for legal advice, tax advice, and accounting and legal due diligence regarding Yes. The Committee also commissioned another fairness opinion from Barnea Economic and Financial Consultation Ltd. Before starting their work, the committee's advisors declared that they do not provide advice, and have not provided advice in the past, to any of the companies in Eurocom Group or its controlling shareholders.14

The valuation submitted to the committee by ML is attached to this report as Appendix A ("the Valuation"); the fairness opinion submitted to the committee by ML is attached to this report as Appendix B;

After the committee reviewed the Valuation, Fairness Opinions, and summary documents submitted by the other advisors, on February 10, 2015, the committee resolved to recommend the approval of the Acquisition Transaction, under the main terms in this report, and submitted its recommendations to the audit committee and board of directors.

12	The independent director Dr. Joshua Rosenzweig served as a member of the committee in its first two meetings and as substitute committee chairman when he was abroad for two weeks in January 2015.
13
Other directors (who are not directors with a personal interest, see footnote 11 above) attended some of the meetings, to receive real-time updates on relevant information and since the committee members wished to hear the opinion of the other members, prior to making decisions at various crossroads.

14
The committee's advisors were not granted an undertaking to indemnify, with the exception of ML. The main points of the indemnification agreement with ML are described in page 6 of the valuation. The committee performed a detailed review of the independence of ML, as well as of the other advisors, and the absence of business relations between it and the Company and its controlling shareholders. The committee held a detailed discussion on the undertaking to indemnify, prior to the agreement with ML, and was convinced that providing an undertaking to indemnify does not impair the independence of ML. The committee believes that engaging a financial advisor that is a leading international financial entity is important, given the complexity of the transaction and the importance of the experience and expertise of such an entity. After the committee held a number of meetings with such entities, the committee was convinced that the requirement for an undertaking to indemnify is common practice for leading international financial organizations, which are commissioned as financial advisors in the transactions of public companies with their controlling shareholders, and which provide a fairness opinion, and are considered as independent in international markets notwithstanding the undertaking to indemnify. The committee was also convinced that without an undertaking to indemnify on the level that is common for these entities, it will be impossible to receive advice from an international financial entity as described above.

4.3.2	Issues reviewed by the committee

The main issues reviewed by the committee are the strategic advantages for the Company in gaining a holding of 100% in Yes, the stand-alone value of Yes, which was estimated by discounting its cash flows while taking into account its debt structure; the value of operational synergies and revenue synergy arising from acquisition of the entire share capital of Yes, the benefits arising from utilizing the losses of Yes to reduce the tax burden that the Company will pay in the future, and the fair distribution of these values between the two shareholders of Yes, given the structure of the owners loan that the Company and Eurocom DBS provided to Yes and the priority between them. The committee also reviewed the following alternatives.

4.3.3	Alternatives that were reviewed for the Acquisition Transaction

When assessing the feasibility of the Acquisition Transaction for the Company and its shareholders, the committee members compared the anticipated benefit for the Company from the Acquisition Transaction, while taking into account the consideration that it is expected to pay for it, with the anticipated cost and benefit for the Company had the Company chosen one of the alternatives to the Acquisition Transaction. The alternatives to the Acquisition Transaction that were considered by the committee members, which the committee members believe were less attractive compared to the Acquisition Transaction that is presented for approval in accordance with this report, are described below:

A.
Exercise of the Option only ("the 58% Alternative") - According to this alternative, the Company will accept the Merger Terms and will exercise the options, so that it will hold 58% of the share capital of Yes, but it will not acquire the Sale Shares and the Acquired Shareholder Loans. The main advantages of this alternative are: no consideration is paid; it is estimated that the acceptance of the Merger Terms will have a minor effect on the Company's financial results; the Company will be able to offer customers a service bundle integrated with TV services; and the option to acquire the remaining holdings of Eurocom DBS in Yes in the future will be maintained. On the other hand, the main disadvantages of this alternative are: regarding the possibility of marketing joint service bundles - there is no marketing flexibility for the pricing of the bundle components (which under the Commissioner's terms must not be subsidized), due to the need to reach an agreement in this matter with Yes; there is no option for a complete merger with Yes and for taking full advantage of the synergy; the Company will be unable to significantly benefit from the accrued losses of Yes for tax purposes; there is limited control of the Company's long-term strategy to provide all telecommunication services, including multi-channel television, without being dependent on external entities; the need to take into account minority interests in Yes pursuant to its by-laws15 and by law, since the business interests of Yes and the minorities may not correspond to the business interests of the Company; it is uncertain whether the Company will be able to acquire the remaining shares of Yes under beneficial terms in the future.

The committee compared this alternative with the Acquisition Transaction, and estimated that, in view of all the circumstances, the anticipated benefit to the Company from this alternative is lower than the anticipated benefit from the Acquisition Transaction.

15
Pursuant to the by-laws of Yes, the following decisions of Yes' board of directors or general meeting of the shareholders of Yes will require a majority of 75%: (a) A change in the business plan or annual budget of Yes which represents an increase of 25% or more compared with the previous plan or budget; (b) The appointment of the CEO of Yes; (c) Decisions regarding a merger or the sale of all or the majority of the assets of Yes; (d) Decisions regarding the liquidation of Yes; (e) Decisions regarding bankruptcy or agreement for the appointment of a receiver; (g) Decisions concerning a change in the field of operations or goals of Yes; (h) A change in rights linked to a certain type of shares.

B.
Establishment of a multi-channel television broadcast system on the Company's internet infrastructure - According to this alternative, the Company will reject the Merger Terms and will not exercise the options, will take steps to sell its entire holdings in Yes, and will take steps to establish a multi-channel television system independently on the Company's internet infrastructure. It was assumed that if this alternative is chosen, the Company will be required to sell its holdings in Yes and will not be permitted to hold both television systems at the same time. The main advantage of this alternative is that the Company will receive proceeds from the sale of the Company's holdings in Yes, but, on the other hand, the disadvantage is the great risk involved in its implementation, since the implication of this is that there will be three prominent players in the market (Yes, Hot, and the Company), which will probably be taken into account by any potential buyer of the Company's holdings in Yes, and significantly impair the consideration that the Company will receive when selling the holdings; in addition, the Company will not be able to enter into a transaction with a controlling shareholder with all the associated costs; the Company will not be able to implement the strategy of providing all telecommunication services under the Company's umbrella, while leveraging the Company's existing activities, such as marketing, customer service, engineering and administration, to support the Company's television system. Additional disadvantages of this alternative are, first, the Company has no inherent expertise in multi-channel television (regarding the acquisition of high-quality content, marketing and more), which is highly likely to result in slow entry into the market, a low or negative profit margin, and inferiority compared to the competitors for a relatively long period. In addition, the Company will be required to invest heavily at the beginning of the process - both in acquiring content and in purchasing appropriate terminal equipment (assuming also that further investment will not be required to update the Company's internet infrastructure). It is also uncertain whether this alternative is feasible from a regulatory aspect.

When discussing this alternative, the committee reviewed the analyses and benchmark information from other countries with a similar market to the Israeli market, and the committee members were convinced that the disadvantages and risks inherent in this alternative do not justify its selection.

C.
Taking no action - It is noted that this alternative was rejected at a relatively early stage of the committee's work process, after the committee realized that the alternative described in section A above has a clear preference by comparison, since acceptance of the Merger Terms and exercise of the options involve only minor annual costs for the Company, however allow gaining of control in Yes with the advantages described in subsection (a) above. In addition, the committee also examined and rejected the proposal that the Company will avoid taking any action until the end of the period when Eurocom DBS and its trustee are required to sell Yes shares, then the trustee will be required to sell the shares of Yes that it holds, thus it is possible that the Company will be able to acquire the shares at a lower price than the price it is expected to pay in the Acquisition Transaction, using (if required) the Company's right of first refusal under the shareholder agreements of Yes and the by-laws of Yes. The main reason for rejecting this proposal is the uncertainty as to its implementation, including the regulatory uncertainty, if the Company does not accept the Commissioner's terms in the allotted period and the great risk in the Company's failure to acquire the holdings of Eurocom DBS in Yes due to the borderline time between the period for notice of exercise of the right of first refusal and the period required by the Company, as a public company, to approve this transaction. In view of the strategic importance of the Acquisition Transaction and of Yes to the Company, the committee did not believe that it was advisable to enter into negotiations that involve such uncertainty.

~~C.~~ The following table presents a comparison between the 58% Alternative and the  alternative of execution of the Acquisition Transaction, with reference to key parameters:

		The 58% Alternative – Exercise of the Option only	The 100% Alternative
Cost synergies	A.
In general, in this situation, there is no addition to the ability to utilize cost synergies compared to the present situation (49.78%~~5~~), in which in any event Bezeq has a partner in the Company – since any utilization of cost synergies will necessitate reaching complex business agreements with respect to each and every component of the cost synergy, without there being any certainty that the agreements reached will be advantageous for Bezeq.
For details of the cost synergies see pages 19-21 of the valuation.
B.
It should be clarified that if a significant shareholder remains in Yes holding approximately 42% of its share capital, Bezeq will need to obtain approvals under the Companies Law for any situation of utilization of cost synergies. This refers to significant, entity-wide decisions which, in legal terms, would require approval of the "minority" (Eurocom or any other shareholder replacing it). Any synergy-related decision (for example, solely for the sake of illustration: consolidation of technicians' units) would necessitate specific costing between the companies and approvals, without there being any certainty that they would be received, and/or would necessitate complex legal approvals and entail high operating costs. In light of the above, it is apparent that certainty in the utilization of cost synergies exists only in the 100% control alternative, and it cannot be assessed and/or quantified in any other alternative.

Revenue synergies	A.
This alternative would allow the Company to offer customers a service bundle incorporating  television services (which according to the Commissioner's conditions must be "non-subsidized" – meaning that each component of the bundle must be sold separately at the same price at which it is offered as part of the bundle).
For details of the revenue synergies see page 22 of the valuation.
B.
The fact that the Company would not hold 100% with Yes would require it to reach agreements with the minority shareholder (who is also the Company's controlling shareholder) over the pricing of each of the bundle components and over reciprocal payments between Bezeq and Yes, as a function of the question as to which of the two marketed the bundle. This fact would adversely affect marketing flexibility with respect to the pricing of the bundle components and allocation of the costs for its marketing. Added to this is the fact that such arrangements (which by nature are highly sensitive in commercial and competitive terms) would be considered a transaction with a controlling shareholder and would require special approvals under the law.

In this state of affairs, and given the ~~inbuilt~~ uncertainty as to reaching of understandings and/or receipt of all the required legal approvals (given the existence of another very significant shareholder in the Company who is also the controlling shareholder in Bezeq), it is impossible to estimate the rate of the revenue synergies, if any.

C.
Under the structure described above, Bezeq would be left with limited strategic control over the determination of the synergy policies, the utilization times/characteristics and so forth, and its ability over time, without basic utilization of synergies, to advance Bezeq to the "next stage," i.e. turning it into a group that is able to supply to the customer a complete quality communications bundle, independent of entities external to the Company, would be adversely affected. As described at length in the Transaction Report, Bezeq is in a critical period in the communications market, in which, in order to properly contend with its competitors, it will be required to market service bundles that include several types of communication services, like its various competitors in the field of multi-channel television. Under the 58% Alternative, "building the bundle" could take time until agreements are reached between the companies and the required approvals are received, during which Bezeq's marketing/ competitive standing could be significantly harmed.

It is noted that the appraisers were not requested to appraise the value of the synergies under this alternative

Ability to benefit from Yes's accumulated tax losses
According to the assessment of the Company's advisers, under this alternative, it would not be possible to benefit from Yes's accumulated tax losses in the foreseeable future. Yes has no revenues for tax purposes, and its expense structure is such that no revenues for tax purposes (which it could utilize against its accumulated losses) are expected in the foreseeable future.

Before a full legal/ operational merger as discussed, a 100% holding of shares allows for several alternatives (about which there is not absolute certainty) that would enable the utilization of Yes's accumulated tax losses in stages.

Obviously, the Company intends to act for a full merger of the Company with Yes, which would enable it to utilize Yes's accumulated tax losses against its revenues.

Need to accept the merger conditions set by the Commissioner	There is no difference between the alternatives. It is necessary to adopt the merger conditions.
Yes's standalone value	The assessment is that there is no difference between the two alternatives.

4.4
After reviewing the above alternatives, the committee concluded that for the benefit of the Company and all its shareholders, the Acquisition Transaction, meaning, acceptance of the Merger Terms, exercise of the options, acquisition of the Sale Shares and the Acquired Shareholder Loans, are in the best interest of the Company at this time, since this will allow the Company to fully merge with Yes in the future, thereby taking full advantage of the synergies (particularly the expense synergies), and since at this time, in view of the Commissioner's decision regarding the Merger Terms, there is a window of opportunity for the Company to realize this course of action. The detailed reasoning underlying the committee's decision to approve the Acquisition Transaction were also accepted by the audit committee and board of directors and are described in section 10 below.

It is noted that a competitive procedure cannot be implemented for this transaction, as it was decided that a full merger between the Company and Yes is the best step for the Company from a strategic point of view, and in view of the fact that there is no other third party from which the Company can acquire Yes shares.

4.5	Further information about the options and acceptance of the Merger Terms

The options were allotted to the Company for the shareholder loans that the Company provided to Yes as a shareholder in Yes, in accordance with the agreements between the former shareholders of Yes, whereby as from the date that was set, shortly after the shareholders of Yes provided the shareholder loans, all the shareholders that provided the shareholder loans will be allotted shares that will allow the adjustment of the rate of their holdings in Yes to their actual investment in Yes, in relation to the investments of the other shareholders in Yes, or they will be allotted options for shares that will allow the shareholders, on their exercise, such adjustment. When the Company made these investments, the Company was subject to regulatory restrictions due to which the Company did not wish, or was unable, to increase its holdings in the share capital of Yes beyond 50% as described in section 4.1 above, and in accordance with the provisions of the agreement, the Company chose to receive a quantity of shares that will raise its holdings above the 50% threshold, therefore the Company chose to receive the options, instead of the allotment of shares for the surplus shareholder loans provided to Yes. The options are exercisable at any time at the discretion of the Company, at no cost, but subject to the receipt of all approvals required by law.

Acceptance of the Merger Terms requires the Company to perform all the activities described in section 4.1 above, and in particular, to inform the internet providers of the Giga Agreement and to lead to elimination of the exclusivity arrangements between Yes and certain content suppliers. The Company expects that implementation of the Giga Agreement will have a minor effect in terms of the Company's annual costs (including Yes), and the committee assessed the scope of this effect. It is further noted that the Company expects that advanced implementation of the wholesale market reform will result in an arrangement that will replace the Giga Agreement, since this arrangement is based on a normative component that was established by the Commissioner in 2014 when announcing his decision on the Merger Terms, and which in another technology-competitive environment might be established on a lower level or eliminated completely. The Company does not expect to cover the costs or losses from implementation of the network neutrality policy or elimination of the exclusivity arrangements. Today, the Company is already subject to the non-subsidation of service bundles requirement by virtue of structural separation restrictions imposed by the Ministry of Communications.

4.5A	Further information about the tax asset

(a)
For Adv. Udi Barzilay's opinion on tax aspects related to the transaction see Appendix F to the Transaction Report. This opinion was prepared for the special committee, at its request, as a tool for conducting the negotiations with Eurocom DBS over the Acquisition Transaction. The opinion includes assessments to the best of its author's judgment, and there is no certainty that they will be realized. See also page 65 (titled: Estimate of the additional consideration in respect of the losses for tax purposes), Appendix D to the work paper on the temporary allocation of the business combination cost (PPA), attached to the Company's pro forma financial statements, which was prepared based on the aforementioned legal opinion.6

(b)
As explained in the last paragraph of section 4.6.4.2, the Acquisition Agreement includes, with respect to the mechanism for calculating the first contingent consideration, a section providing that if a compromise or arrangement is reached with the tax authorities regarding the Company's financing income or regarding any other matter, that could reduce the carryforward losses, then for purposes of calculating the amount of the loss or the offsettable income, as the case may be, the amount by which the carryforward losses have been reduced due to the compromise will be deemed to have been included in the amount of the loss or the offsettable income. Following is an explanation of the background to this section:

The interest accumulated under the loan agreements, in respect of the shareholder loan granted in the past by the Company in the past to Yes amounted as of September 30, 2014 to NIS 1.76 billion. As stated in Note 6.7.1 to the Company's financial statements for 2013 (published on March 6, 2014, Reference 2014-01-006669), the Tax Authority's position is that this amount should be included in the Company's taxable income. The Company's position is that this amount should not be considered taxable, in light of the improbability of collecting this income.

16
It should be clarified that the tax asset recognized in the pro forma financial statements was measured at the expected amount of the carryforward losses the Company foresees will be deductible, in accordance with IAS 12, and not at fair value, whereas the liability in respect of the contingent consideration relating to the amount of the carryforward losses that will be deductible by Yes was measured in the pro forma financial statements at fair value.

In this connection, the Company received best judgment assessments of the assessing officer in respect of the 2006-2010 tax years, according to which the above financing income should be added to the Company's undisputed income. The Company submitted an objection to the above assessments in respect of the years 2006-2008. The objection was not accepted, and recently, on February 24, 2015, the Company received orders which it intends to appeal in court. The Company also intends to object to the assessment in respect of the 2009-2010 tax years which was received at the end of 2014.

If the Tax Authority's position on the above issue is fully accepted, the Company will be required to pay a tax amount which as of September 30, 2014 stands at NIS 400 million, plus interest and linkage differences of NIS 95 million, and in all NIS 495 million in respect of the interest accumulated up to September 30, 2014 as stated.

Yes for its part recorded in the reports it submitted to the Tax Authority financing expenses in respect of the above shareholder loans which were provided to it by the Company, in the amount of NIS 1.76 billion as stated, and this amount was included in its accumulated losses for tax purposes.

The Company estimates that if the transaction is completed and Yes becomes a wholly owned subsidiary of the Company, there will be a full match between the financing expenses in respect of the shareholder loans which the Company provided to Yes and which were recorded in Yes's books, and the financing income in respect of those loans as recorded in the Company's books. Therefore, should the Company pay the full tax on said financing income as reflected in the Tax Authority's demand, Yes will be able to recognize the full losses in respect of the financing expenses on the Company's shareholder loan; whereas should the amount of the Company's financing income on the shareholder loans in respect of which the Company will be taxed be reduced, and should the amount of the tax which the Company will pay be reduced, then as against this, and as a direct outcome of this reduction, the Tax Authorities will not recognize the corresponding amount of Yes's losses in respect of the financing expenses.

In light of all the foregoing, a mechanism was established in the agreement whose purpose is to determine that the amount by which the carryforward losses are reduced due to a compromise or arrangement as stated, will be deemed to have been included in the amount of the loss or the offsettable income.

The reference to a compromise or arrangement in another matter, as stated in the above section, is aimed at dealing with the possibility that the Company will seek to link a compromise or arrangement with the tax authorities in the matter of Yes's losses to a compromise in another matter related to a tax liability that might be incurred by the Company.

4.6	Description of the Acquisition Agreement

4.6.1
General

The Acquisition Agreement regulates the acquisition of the Sale Shares by the Company subsequent to exercise of the options, and the sale of the Acquired Shareholder Loans to the Company, so that subsequent to its implementation and subject thereto, Eurocom DBS will no longer be a shareholder or creditor of Yes, and Yes will become a wholly-owned subsidiary of the Company and owner of all owners loans.

4.6.2
Statements, undertakings and representations

Under the Acquisition Agreement, Eurocom DBS provided statements and representations on behalf of the sellers as is common in agreements of this type, which were also applicable on the finalization date of the transaction, including that the Sale Shares and Acquired Shareholder Loans are free and clear of any third party right at the date of their transfer to the Company (above and below: "Clear and Free"). No declarations were provided on the position of Yes, in view of the Company's familiarity with the businesses of Yes, in which it holds 49.78% of the shares, and whose financial statements are published by the Company together with the Company's financial statements.

In addition to the statements and representations that are common for buyers in this type of agreement, in the Acquisition Agreement, the Company declares that it will take steps to exercise the options, and to present the Acquisition Transaction to its shareholders for approval as required by law.

4.6.3	Preconditions for completion of the transaction; interim period

4.6.3.1
The entry of the Acquisition Agreement into force and its implementation are subject to the following preconditions ("the Preconditions"): (a) approval of the general meeting that is hereby called, with the majority that is required for the approval of a transaction with an interested party as prescribed in the Companies Law; (b) Yes will receive the approval of the Minister of Communications for the transaction, without conditions imposed on the Company and/or on Yes, with the exception of conditions which the Company's board of directors believes, at its sole discretion, do not impair the feasibility of the Acquisition Transaction in a way that is not negligible from the Company's point of view.7 If the approval of the Minister of Communications is conditional on a term that is not negligible, the parties to the Acquisition Agreement will act to limit or eliminate it, and if this is not possible, the Company may object to the term and in this case, it will be as if the approval was not granted.

4.6.3.2
If the Preconditions are not fulfilled by March 25, 2015 (the last date for acceptance of the Merger Terms by the Company and Yes, unless it is extended), the Acquisition Agreement will be cancelled, and in this case, the parties will have no rights or grounds for a claim. However, subject to the Commissioner's approval, if requested, each of the parties to the Acquisition Transaction has the right to notify the other party of an extension of the completion period (up to two additional periods of 90 days each, but no more than 180 cumulative days), and if an extension notice is given, the parties will continue to attempt to complete the other Preconditions.

4.6.3.3
In the period between the signing of the Acquisition Agreement and the date of its completion (after the fulfillment of all the Preconditions), the parties undertook to apply all the means at their disposal under the law so that Yes will continue to conduct its businesses in the ordinary course of business, and will not perform any activities that deviate from those defined in the agreement.

4.6.4	The consideration

4.6.4.1
Cash consideration

On the completion date of the Acquisition Transaction, the Company will pay Eurocom DBS a cash amount of NIS 680 million (six hundred and eighty million), for the sale of the Acquired Shareholder Loans to the Company, free and clear, and the transfer of the Sale Shares to the Company, free and clear ("the Cash Consideration").

The additional consideration

In addition, the Company will pay up to NIS 200 million (two hundred million), which will be conditional on fulfillment of the conditions described in section 4.6.4.2 below ("the First Additional Consideration") and up to NIS 170 million (one hundred and seventy million), which will be conditional on fulfillment of the conditions described in section 4.6.4.3 below ("the Second Additional Consideration").

4.6.4.2
The First Additional Consideration

Below is a description of the conditions for payment of the First Additional Consideration and the method for its calculation:

The First Additional Consideration will be calculated in accordance with the merger alternative (as described below). However, until a final decision is reached for this alternative in the accounting period, the Additional First Consideration will be calculated in accordance with the actual utilization alternative and therefore until a final decision is made for the merger alternative, accounting will be based on the actual utilization alternative.

17	It is clarified that this decision will be made by the board of directors without the presence of directors that have a personal interest, as described in the footnote 11 above.

In this section:

"The Accounting Period" - A period of 10 years as from January 1, 2015, ending on December 31, 2024

"The Final Decision" - A decision or decisions regarding the amount of "the total loss" (for the merger alternative) or the amount of the carryforward losses that may be offset for calculating "income that may be offset" (for the actual utilization alternative) (as these terms are defined below): (1) received by the Tax Authority or by the court: (a) which is absolute, meaning, it cannot be appealed, and in this matter it is clarified that the tax decision in the agreement with the Tax Authority (the pre-ruling) will be considered as "the final decision"; or (b) a decision that the Company may appeal but decided not to do so, and if Eurocom DBS objected to the decision not to appeal – the arbitrator (as defined below) determined that there are no grounds for an appeal; or (2) determined in an assessment that became final.

The merger alternative

"Total loss" - the total carryforward tax loss of Yes as of December 31, 2014, which may be offset against the Company's taxable income, if and when it merges with Yes. For this purpose, it is clarified, to remove all doubt, that "the total loss" is not contingent on an actual merger between the Company and Yes or actual offsetting, but only on the amount established in the final decision in the accounting period for offsetting if the merger is completed.

It is clarified that where a final decision (or judgment under subsection (f) below) is made, it will refer to a tax year subsequent to 2014, and then, to derive the amount of losses permitted for offset as of December 31, 2014, they will be deducted from the amounts recognized in the decision or in the judgment: (a) losses incurred subsequent to January 1, 2015; and/or (b) offset of losses incurred subsequent to January 1, 2015, and any loss utilized in a specific tax year subsequent to 2017 will be discounted to the beginning of the accounting period (January 1, 2015) at an annual discount rate of 6.9%.

A.	If the final decision determines that the loss is NIS 5.4 billion ("the Upper Limit"), the Company will pay Eurocom DBS the full amount of the First Additional Consideration of NIS 200 million;

B.
If the final decision determines that the loss is up to NIS 3.0 billion ("the Lower Limit"),Eurocom DBS will not be entitled to any payment on account of the First Additional Consideration, and to remove all doubt, it will also not be obligated pay any amounts to the Company as a result.

C.
If the final decision determines that the amount of the loss is between the Upper Limit and the Lower Limit, the Company will pay Eurocom DBS a proportionate part of the maximum First Additional Consideration, which will be calculated proportionately (linearly) to the part of the total loss that was recognized above the Lower Level for the difference between the Upper Level and the Lower Level ("the Delta").

Notwithstanding the aforesaid, if a decision on the amount of the loss is made in a judgment that is not an absolute judgment, and therefore does not constitute a final decision as defined above, the following provisions will apply:

1.
If the Company seeks to appeal the judgment by itself (in other words, the state will not file a counter appeal), the Company will pay the additional consideration due to Eurocom DBS in accordance with the calculation that will be based on the results of the judgment that was received (which is not an absolute judgment). Subsequently, and if the Company's appeal is upheld and it is determined that the total loss is higher, the Company will pay the balance due to Eurocom DBS based on the results of the appeal.

2.
If the state decides to appeal the judgment, including if the Company files an appeal on its part, the Company will pay Eurocom DBS part of the additional consideration that is due to it according to a calculation based on the undisputed amount of the loss as determined in the judgment (if there is an undisputed amount), and for the disputed amount of the loss, which was appealed, the Company will pay 70% of the additional consideration due to Eurocom DBS in accordance with the calculation based on the disputed amount of the loss. Once the ruling on the appeal is received, the parties will make the calculations on the basis of the results of the appeal.

Actual utilization alternative

In the course of the accounting period and up to the date of the final decision on the amount of the loss (if received in the course of the accounting period), the share of Eurocom DBS in the First Additional Consideration will be calculated in accordance with the actual offset of losses carried forward against the taxable income of Yes (or in the event of a merger between Yes and another company owned by the Company - the taxable income of the merging company), as described below (above and below: "the Actual Utilization Alternative"), instead of the First Additional Consideration according to the merger alternative described above.

A.
When a final decision in relation to any tax year or tax period in the settlement period is received ("the Calculation Date") the taxable income of Yes (or the merged company) will be assessed in that year or years (as relevant), which may be offset against the carryforward losses in accordance with the final decision ("the Offsetting Income").

B.
The Offsetting Income will be multiplied by the known rate of company tax at the end of the relevant tax year, and this amount will be discounted to receive the real value as of the beginning of the accounting period (January 1, 2015) at an annual discount rate of 6.9% ("the Utilization Value").

C.
The Utilization Value for each year in the accounting period will be added to the utilization values in prior years in the accounting period and were calculated as above, for the “Aggregate Utilization Value”.

D.
If the Aggregate Utilization Value for each year in the accounting period does not fall below NIS 994 million, Eurocom DBS will be entitled to the full First Additional Consideration.

If the Aggregate Utilization Value is less than NIS 556 million, Eurocom DBS will not be entitled to any payment on account of the First Additional Consideration, and for the avoidance of any doubt, will not be obligated to pay the Company any amounts as a result.

E.
If the Aggregate Utilization Value is between NIS 556 million and NIS 994 million, Eurocom DBS will be entitled to a proportionate part of the First Additional Consideration, which will be calculated proportionately (linearly) to the part of the recognized Aggregate Utilization Value above NIS 556 million for NIS 438 million (994-556).

F.
The provisions regarding payment of part of the additional consideration in accordance with a ruling that is not final in the merger alternative as described above, will also apply respectively to payment of the part of the additional consideration under a court judgment that is not final regarding the actual utilization alternative.

G.
Notwithstanding the aforesaid, it is clarified that, subject to a final decision or ruling as described above, in respect of the level of the Offsetting Income at the payment date, payment of the contingent consideration for the Aggregate Utilization Value that was calculated on the basis of the actual utilization alternative, may be paid in installments, and the partial consideration calculated in accordance with subsection (d) above will be paid, within 30 days from any Calculation Date out, of the Aggregate Utilization Value as determined on that Calculation Date, less all the amounts that were paid on account of the contingent consideration prior to the Calculation Date.

It is clarified that -

1.
If a final decision (or judgment under subsection (d)) is made subsequent to the Calculation Date, including if the final decision is made subsequent to the end of the accounting period, the full or partial amounts of the contingent consideration (as the case may be) will be paid within 30 days after the final decision, in accordance with the eligibility at the Calculation Date /s.

2.
If, in certain years, partial consideration was paid on account of the contingent consideration in accordance with the actual utilization alternative, and then, in the accounting period, the final decision determined the total loss for the merger alternative, the balance of the contingent consideration will be paid in accordance with the final decision, but in any event will not exceed the maximum First Additional Consideration (NIS 200 million) plus interest as described below, which, to remove all doubt, will accrue only for the amounts that were unpaid up to that date on account of the contingent consideration.

Payment date of the First Additional Consideration

Payment (partial or full) on account of the First Additional Consideration (if paid) will be as follows: (1) In the event of payment based on the merger alternative - within 30 days after receiving the final decision (or after a judgment is handed down in accordance with subsection (e) above) for the amount of the total loss; (2) in the event of payment based on the actual utilization alternative - within 30 days after the Calculation Date for the amount of the Aggregate Utilization Value (subject to the provisions of subsection (f) in the event of payment in installments). The amount will not bear interest if payment of the First Additional Consideration is paid in full within one year from the completion date of the sales transaction. However, if the payment, in whole or in part, is made after one year from the completion date of the sales transaction, part of the payment will bear interest at an annual rate of 4%, which will be calculated from the completion date of the sales transaction up to the actual payment date. The same applies to any accounting between the parties under the provisions of the Acquisition Agreement relating to the First Additional Consideration.

In addition, the Acquisition Agreement includes provisions for calculation of the First Additional Consideration and a resolution for the differences in this matter between the Company and Eurocom DBS

Cooperation with the Tax Authority

The parties will cooperate (including through their advisors) in respect of the measures to be taken for full recognition of the total loss at the upper level. If it is decided that a preliminary application should be made to the Tax Authority, and this application will advance the process of filing documents at the Tax Authority, draft documents (including a draft application to the Tax Authority) will be submitted to Eurocom DBS prior to submission to the Tax Authority, and Eurocom DBS will express its opinion on them. The Company undertakes to consider the comments and references of Eurocom DBS regarding the documents and will not dismiss them unless there are reasonable grounds, which will be set out in writing at the request of Eurocom DBS.

The Company will notify Eurocom DBS of any information requested by the Tax Authority, or any summons to a hearing, or any other proceedings before any party or competent court in respect of the total loss and/or the carryforward tax losses, including an assessment by the Tax Authority, within a reasonable time after it is first brought to the attention of the Company or Yes, and the Company will submit (and will ensure that Yes submits) to Eurocom DBS any relevant document received by either company in connection with the proceedings, and any document that either party intends to submit in respect of the proceedings.

Eurocom DBS may appoint one or more representatives on its behalf (attorney and/or accountant), who will be entitled to participate as an observer in the Company's proceedings with the Tax Authority and/or the court regarding the tax for the amount of the loss and/or the carryforward tax losses. It is clarified that Eurocom’s observer may not accept or prevent any decisions and/or intervene in any way in these proceedings and these will be conducted according to the Company's discretion, without derogating from the aforesaid in this section, which addresses the cooperation with the Tax Authority. .

The Company will provide full disclosure to Eurocom DBS regarding its method of operation (including the methods of operation of Yes) when addressing the total loss and/or the carryforward tax losses, and will take into account, to the extent possible, the position of Eurocom DBS on the matter, all this based on the fact that the Company's goal is to maximize the amount of the total loss and/or the carryforward tax losses that may be offset. If Eurocom DBS believes that other action should be taken for this matter, and the parties do not reach an agreement on the matter, Eurocom DBS may submit the dispute to an arbitrator appointed in accordance with the provisions of the Acquisition Agreement. The parties instructed the arbitrator in advance to rule on this matter to the best of his professional judgment, regarding the method of operation that has the best chance of maximizing the total loss and/or the carryforward tax losses that may be offset.

The Company will not conclude the assessment by way of a settlement and/or arrangement and/or waiver of its right to appeal under the law (and will ensure that Yes acts accordingly), which may result in the total loss and/or the carryforward tax losses recognized for offset being set at an amount that is lower than the upper level, without written notice to Eurocom DBS. If Eurocom DBS opposes the proposed settlement and/or waiver of the right to appeal, Eurocom DBS may submit the dispute to the arbitrator, and until the ruling, the Company will continue the assessment process, until a final and irreversible decision by the Tax Authorities or any other judicial decision.

Discussions and their implications

The Company and Eurocom DBS submitted representations regarding the amount of the owners loans provided to Yes and the accrued interest, the amount of the finance income recognized for the loans, and the discussions with the Tax Authority on these matters.

The Acquisition Agreement establishes a mechanism whereby if Eurocom DBS reaches a settlement with the Tax Authorities, which might impair the carryforward losses, it will indemnify the Company in the net amount of the damage to the Company, in accordance with the calculation determined in the agreement.

In addition, under the Acquisition Agreement, if a settlement or arrangement is reached with the Tax Authority regarding the Company's finance income or any other matter,18 which may reduce the carryforward losses, then to calculate the amount of the total loss or the Offsetting Income, as the case may be, the amount of the decrease in the carryforward losses due to the settlement will be considered to be included in the total loss or Offsetting Income.

4.6.4.3	The Second Additional Consideration

The Second Additional Consideration depends on the compliance of Yes with its free cash flow targets in 2015-2017 as described in this section below:

In this section, "free cash flow" - net cash arising from operating activities plus net cash used in investing activities, as presented in the financial statements of Yes.

18 Any other matter related to the Company's tax matters – for an explanation regarding the background to the section discussed in this paragraph see section 4.5A(b) above.

The Second Additional Consideration will be dependent on the compliance of Yes on free cash flow targets in the three years 2015 -2017 (in this section - "the Three Years"), and will be divided into two components of NIS 100 million and NIS 70 million. The free cash flow targets that were determined are (in NIS millions): 19

	2015	2016	2017	Accumulated total 2015-2017
Level A	198	322	316	836
Level B	213	389	387	989
Level C	228	417	414	1,058

If there are changes in the accounting or financial policies of Yes, compared to the financial or accounting policies adopted in 2014, as the case may be, these changes will be deducted from the calculations, meaning that the calculation of the targets will be made as if the changes did not occur and the existing policy was applied. Examples of changes in the financial policy of Yes: the policy for selling fixed assets, customer billing model, factoring of customer intake, and exceptional credit terms (suppliers or customers)

There will be a final calculation of the contingent consideration shortly after signing the financial statements of Yes for 2017 (or if Yes merges with the Company, before the end of 2016 or 2017 - when the financial statements of Yes for 2016 are signed or on the date of the merger, as the case may be), in accordance with the cumulative amount of the free cash flow in the Three Years.

If, before the end of 2017, the Company merges with Yes, to calculate the contingent consideration as described below, the results of the free cash flow in 2017 will be considered as the results of the free cash flow of 2016, and the consideration will be based on the free cash flow and the cash flow goals described above for 2015 to 2017. To remove all doubt, if the merger between the Company and Yes is completed before the end of 2016, the Company will be required to prepare separate financial statements of this activity (even if it has been merged in practice) until the end of 2016, to calculate the compensation.

Payment of the contingent consideration for over performance (Level B) - component 1 of the Second Additional Consideration -

A.
If the cumulative free cash flow in the Three Years does not fall below the cumulative amount of Level B as presented in the table below, Eurocom DBS will be entitled to a consideration of NIS 100 million for this component.

B.
If the cumulative free cash flow in the Three Years falls below the cumulative amount of Level A as presented in the table below, Eurocom DBS will not be entitled to any consideration for this component.

C.
If the cumulative free cash flow in the Three Years is between Level A and Level B, the Company will pay Eurocom DBS the proportionate share of NIS 100 million based on a linear calculation between Level A and Level B.

19
The performance levels described in the table were determined as follows: Level A is the average of: (1) the cash flow as assessed by the Company in the business plan of Yes for the valuation, and (2) the cash flow as assessed by Yes in the normal course of its business ("the Cash Flow of Yes"); Level B represents the Cash Flow of Yes; Level C represents the annual cash flow that is 7% higher than the Cash Flow of Yes.

Payment of advances - Shortly after the financial statements of Yes are signed for each of the years 2015 and 2016, compliance with the free cash flow goal for that year will be calculated, and Eurocom DBS will be paid an advance on account of component 1 of the Second Additional Consideration, the amount of which will be calculated on the basis of compliance with the goals in that year only, as follows:

A.	For an annual result below Level A - Eurocom DBS will not be entitled to any payment (0);

B.
For a result between Level A and Level B, Eurocom DBS will be entitled to a proportionate share of NIS 33.3 million, which will be calculated on the basis of a linear calculation between Level A and Level B.

C.	For an annual result equal to or exceeding Level B - Eurocom DBS will be entitled to an amount of NIS 33.3 million;

The amount of the calculated advance will be paid within 10 days after the annual reports of Yes for each of the years 2015 and 2016, as the case may be, plus interest at an annual rate of 4%, which will be calculated from the completion date of the acquisition transaction up to the actual payment date..

Payment of the contingent consideration for surplus over performance (Level C) - component 2 of the Second Additional Consideration -

A.
If the cumulative free cash flow in the Three Years does not fall below the cumulative amount of Level C as presented in the table below, Eurocom DBS will be entitled to a consideration of NIS 70 million for this component.

B.
If the cumulative free cash flow in the Three Years falls below the cumulative amount of Level B as presented in the table below, Eurocom DBS will not be entitled to any consideration for this component.

C.
If the cumulative free cash flow in the Three Years is between Level B and Level C, the Company will pay Eurocom DBS the proportionate share of NIS 70 million based on a linear calculation between Level B and Level C.

Payment of advances - Shortly after the financial statements of Yes are signed for each of the years 2015 and 2016, compliance with the free cash flow goal for that year will be calculated, and Eurocom DBS will be paid an advance on account of component 2 of the Second Additional Consideration, the amount of which will be calculated on the basis of compliance with the goals in that year only, as follows:

A.	For an annual result below Level B - Eurocom DBS will not be entitled to any payment (0).

B.
For a result between Level B and Level C, Eurocom DBS will be entitled to a proportionate share of NIS 23.3 million, which will be calculated on the basis of a linear calculation between Level B and Level C.

C.	For an annual result equal to or exceeding Level C - Eurocom DBS will be entitled to an amount of NIS 23.3 million.

The amount of the calculated advance will be paid within 10 days after the annual reports of Yes are signed for each of the years 2015 and 2016, as the case may be, plus interest at an annual rate of 4%, which will be calculated from the completion date of the acquisition transaction up to the actual payment date.

Final accounting of the two components of the Second Additional Consideration

Shortly after signing the financial statements of Yes for 2017 (or if the Company merges with Yes, before the end of 2016 or 2017 - when the financial statements of Yes for 2016 are signed or on the date of the merger, as the case may be), there will be a final calculation of component 1 and component 2 of the Second Additional Consideration based on the aforesaid, and there will be final accounting between the parties for both contingent consideration components as follows:

A.	If the final amount exceeds the amount of the advance payment - the Company will pay Eurocom DBS the difference for each component.

B.
If the final amount is less than the amount of the advance payment - Eurocom DBS will return the difference to the Company. The amount of the difference (if paid by the Company to Eurocom DBS or vice versa) will be paid within 10 days from the accounting date, and will bear interest at an annual rate of 4%, which will be calculated from the completion date of the sales transaction up to the actual payment date of the amount of the difference.

C.
All the disputes and disagreements between the parties with respect to the calculation of the Second Additional Component will be settled by an arbitrator who was appointed in the Acquisition Agreement for this purpose.

4.6.5	Indemnity for new claims

The Acquisition Agreement includes an indemnity clause whereby if, in the period between the signing date of the sales agreement and up to the end of four years from the date of its completion ("the Indemnity Period"),Yes is required to pay a total amount exceeding NIS 10 million (set in a ruling for which there is no stay of execution or a final settlement agreement, less any amout that Yes is entitled to for insurance benefits or indemnification or compensation from any third party less the tax deductible expense included in the payment) for legal claims that were and will be filed by the completion date of the transaction (the Completion Date of the Transaction) and the financial statements of Yes as of September 30, 2014 have not yet been evaluated, then Eurocom DBS will indemnify the Company for 25% of these amounts. The indemnity will be paid within 30 days after the Company's notice to Eurocom DBS that these amounts were paid by Yes plus interest at an annual rate of 4% from the date of payment of the amount by Yes until the date of actual indemnity. The Company undertook to inform Eurocom DBS of the existence of unestimated legal claims and of the expectation of the existence of a settlement for them, and accounting arrangements were established for a situation where the amounts of the indemnification that were paid do not comply with the actual amounts that Yes will cover for the claims (such as a change in the amount of the appeal).

4.6.6	Settling disputes

If a dispute arises for the First Additional Consideration or the Second Additional Consideration, each of the parties to the Acquisition Agreement may refer the issue to an arbitrator in accordance with the type of dispute. An agreement was also reached for an  arbitration mechanism for settling disputes that arise between the parties to the Acquisition Agreement in other matters that are not related to the additional considerations. The agreement establishes provisions for the identity of the arbitrator or adjudicator, the proceedings before them, information and data that will be submitted to them, covering their costs, and the final ruling.

4.6.7	Miscellaneous

The Company undertook to ensure that for seven years from completion of the sale, Yes will hold (and in the event of a merger between the Company and Yes - the Company itself will hold) a D&O liability insurance policy, which will include the directors and officers that served at Yes on behalf of Eurocom DBS .as (including the trustee and his representative) until completion of the sale agreement, in an amount that does not fall below the amount of the existing insurance cover for officers at Yes.20

The agreement clarifies that its provisions do not prevent the Company's board of directors from publishing its recommendations to the general meeting that is hereby called, or require it to do so, and if necessary, to update its recommendations from time to time.

20
Following the publication of the Transaction Report, the Company learned that the cost of purchasing directors' insurance on behalf of the Trustee is the same as the cost of purchasing such insurance for all of Yes's directors and officers. This means that such insurance will also cover the directors serving on the board of directors of Yes on behalf of the Company – Messrs. Shaul Elovitch (the Company's controlling shareholder), Or Elovitch (Shaul Elovitch's son), Orna Elovitch (Or Elovitch's wife and Shaul Elovitch's daughter-in-law) and Amikam Shorer (who serves as an officer in Eurocom Communications and in other companies in the Eurocom Group. It should be emphasized that the cost of such insurance is negligible.

5.	Controlling shareholder with a personal interest in the Acquisition Agreement and nature of the personal interest:

B Communications Ltd. ("BCom"), the controlling shareholder of the Company, holding 30.76% of the Company's issued capital as of the date of this report, has a personal interest in the approval of the Acquisition Transaction, since BCom is a company controlled (indirectly) by Eurocom Communications Ltd. ("Eurocom Communications"), which is the controlling shareholder (indirectly) of Eurocom DBS, which, as described above, is the seller of the Sale Shares and Acquired Shareholder Loans. Eurocom Communications is controlled by Shaul and Yosef Elovitch (linked and indirectly), who are also the controlling shareholders of the Company (through other companies and indirectly).

The controlling shareholders have another personal interest arising from the fact that once Yes accepts the Merger Terms (which are, as described below, conditions established by the Antitrust Commissioner for the Company's gain of control in Yes and for execution of the Acquisition Transaction), Eurocom DBS will be released from its obligation to sell its shares in Yes, which was imposed on it by the Antitrust Commissioner (for further information see section 4.1 above). To the best of the Company's knowledge, Eurocom Communications is a private company controlled by Eurocom Holdings (1979) Ltd., a private company controlled by Shaul Elovitch and his brother Yosef Elovitch.

6.	The consideration, method for determination, and payment method

As described in section 4.5 above, exercise of the options is not subject to the payment of any consideration by the Company, and the cost of accepting the Merger Terms is negligible in annual terms for the Company and Yes.

The consideration to be paid by the Company for the Sale Shares and the Acquired Shareholder Loans was established in negotiations between the committee members and Eurocom DBS, taking into account the opinion of its advisors. Prior to the start of the negotiations, the committee received the essential information regarding the value components of the other matters discussed in the valuation. The initial negotiations focused on the total cash consideration, in view of the refusal of Eurocom DBS to link part of the consideration on future events. As negotiations and discussions continued, the differences in the parties' positions regarding this amount were reduced; however significant differences remained, mainly regarding the amount that Eurocom DBS demanded in cash. After further discussions, the committee members concluded that the preferred outline for the Company is that a significant part of the consideration will be contingent on the terms described above, which reduces the Company's risk in pricing the transaction, and shares significant risks of uncertainty with Eurocom DBS. Eurocom DBS eventually agreed to accept the outline. The Committee saw the importance of this transaction outline, since if the optimistic scenarios are realized and the full additional consideration is received, this will indicate that the value of Yes is in fact greater than the value estimated based on assumptions of the plan for which the price was determined and proposed by the special committee. After the committee members and representatives of Eurocom DBS reached an understanding in principle on the principles of the outline, the committee requested ML and Prof. Amir Barnea to examine the fairness of the consideration according to the principles of the outline, and accordingly to prepare  the fairness opinion. Concurrently, detailed negotiations were held, including in view of the advisors’ opinions, on the details of the terms on which the consideration is contingent and on the mix of the contingent consideration.

After the committee reviewed consideration on the basis of the valuation and fairness opinion, and after the negotiations that the committee held with Eurocom DBS, the Committee formulated its final decision and submitted its recommendations for approval of the transaction and its terms, including the additional consideration, to the audit committee and board of directors, which approved them.

7.	Approvals and conditions for the transaction

As described in section 3.1 above, the transaction, which was approved by the audit committee and board of directors, is subject to the approval of the general meeting, which is called in accordance with this transaction report. The transaction is also subject to the approval of the Minister of Communications.

8.	Transactions of the same type as the transaction between the Company and its controlling shareholder

In the two years preceding the date of this transaction report, the Company did not carry out any transactions of the same type as the transaction in this transaction report, or similar transactions, or in which the controlling shareholder has a personal interest, between it and its controlling shareholder.

9.	Additional information about the acquisition of an asset which is securities under the Controlling Shareholder Transaction Regulations

Below is further information about the acquisition of Yes shares by the Company, which constitute an asset that is securities, as required by the Controlling Shareholder Transaction Regulations:

9.1	Description of the business of Yes

9.1.1	For a description of the business of Yes, see the following reports attached to this report by way of reference ("Description of the Business of Yes").

9.1.1.1	Section 5 of Chapter A of the Company's Periodic Report as of December 31, 2013, which was published on March 6, 2014, ref. no. 2014-01-006669 ("the Periodic Report for 2013").

9.1.1.2
Section 5 of Chapter A of the Company's quarterly statement as of September 30, 2014, which was published on November 10, 2014, ref. no. 2014-01-191289 and as amended on November 11, 2014, ref. no. 2014-01-192564 ("the Third Quarter Statement for 2014").

9.1.1.3
To the best of the Company's knowledge, as of the publication date of the Third Quarter Statement for 2014 and up to shortly before the date of this report, there were no material changes in the business of Yes.

9.2	Explanations of the board of directors of Yes for the financial statements of Yes

For information about the explanations of the board of directors of Yes for the periodic and interim financial statements, see the Directors Report as of December 31, 2013 and September 30, 2014, attached as Appendix C to this transaction report.

9.3	The financial statements of Yes in accordance with the Securities Regulations (Details of a Prospectus, its Structure and Form), 1969

For the financial statements of Yes in accordance with the provisions in Article 56 of the Securities Regulations (Details of a Prospectus, its Structure and Form), 1969, see Chapter C of the Periodic Report for 2013 and third quarter statement for 2014. See also the financial reports of Yes and the board of directors report as of December 31, 2014, published by the Company on March 9, 2015 (Reference 2015-01-046792).

9.4	Proforma financial statements of the Company

For the Company's proforma financial statements as of September 30, 2014, which describes its business situation after exercising the options, see Appendix D1 of this transaction report. For the Company's proforma report describing its business situation after the Acquisition Transaction, see Appendix D2 of this transaction report. The valuations attached to the above proforma financial statements underlie the material data in the proforma financial statements.21

9.5	The Company's plans for the acquired asset

On implementation of the Acquisition Transaction, and in accordance with the Merger Terms that were established by the Commissioner, the Company will act to market joint service bundles with Yes. At the same time, the Company plans to take steps for its full merger with Yes in order to take full advantage of the different synergies, as described above in detail.

9.6	Information about the recently acquired asset as required by the Controlling Shareholder Transaction Regulations

Over the twenty-four months preceding this transaction report, there were no transactions in Yes shares or in the Acquired Shareholder Loans.

21
The valuations were prepared from the perspective of a market participant, i.e. a third party and not the Company, and therefore do not include specific valuation elements regarding the potential utilization by the Company (synergies – operational, revenues and tax).

10.	Reasons of the Company's audit committee and board of directors for approval of the transaction

As described above, the decisions of the Company's audit committee and board of directors to approve the Acquisition Transaction were made on February 10, 2015.22 In these discussions, the Committee's recommendation to approve the transaction was presented, and the committee's advisors reviewed and presented the valuation, fairness opinions, and summary documents submitted by the other advisors. The audit committee and the board of directors also reviewed the main points of the aforementioned proforma financial statements and the aspects of financing the transaction. The Ad Hoc Committee and audit committee adopted the resolutions unanimously. The resolution was adopted by the board of directors by a majority vote, with the opposition of the director Rami Nomkin, who explained that he opposed the transaction because he believes that the consideration for the Acquisition Transaction is too high.

Reasons of the Company's audit committee and board of directors for approval of the transaction:

1.
Implementation of the Acquisition Transaction and merger with Yes is a necessary step in the competitive telecommunications market, in which telecommunication groups like the Company and its subsidiaries (in this section - "the Group") sell service bundles, which the Company was unable to do to date, partially due to the Commissioner's decisions. Implementation of these transactions will allow the long-term growth, development and expansion of the Company in the Israeli communications market, while maximizing value for all Company shareholders.

On completion of the Acquisition Transaction, the Company intends to act to carry out a full merger between the Company and Yes, which will allow the Company to expand the scope and range of services offered to existing and potential customers, and provide an appropriate competitive response to the other telecommunication groups competing in the market. This merger will be possible de facto after elimination of the structural separation, however, the Company is already able to gain full control in Yes and it has significant independent value in itself. Taking into account the uncertainty of the matter, the board of directors and audit committee accepted the Company's estimate regarding the latest estimated date for elimination of the structural separation (the end of 2016), based on the adoption by the Minister of Communications of the Hayek Committee conclusions on May 2, 2012, which determines the elimination of the Structural Separation between the Company and Yes, given a reasonable opportunity to supply a basic TV broadcasting bundle over the internet

2.
The Yes merger will allow the Company to easily expand its telecommunication activities to activities that complement the supply of multi-channel television content services over satellite as an integral part of its activities and services. On this level, the Group is behind the other telecommunication groups and to date, it has been prevented from realizing its full potential and synergy in this aspect.

In recent years, telecommunication groups in the Israeli telecommunications market have merged and consolidated. These processes are reflected in technology, content provided to customers, and marketing. The recent organizational and structural changes in the Israeli telecommunications market in recent years produced large telecommunication groups offering a full range of telecommunication services. Facing these processes, the Company is also required to adjust to the reality in the local telecommunication market and to allow its customers to purchase a full range of telecommunication services. In response to this need, the members of the audit committee and board of directors believe that the Acquisition Transaction contains great strategic value for the Company and the Group, since today, multi-channel television is a basic service, and the concentration of services under one umbrella, particularly in the telecommunications industry, is a growing trend worldwide. The contribution of television content to the Company's customers, in addition to the Company's high-quality infrastructure, will be a significant factor in the Company's future development, and will generate high value for its customers on the one hand, and allow it to provide a competitive response to the services offered by telecommunication groups that are currently competing with the Company, and future major players, on the other.

3.
If Yes merges fully with the Company, the members of the board of directors and audit committee believe that the Company will be able to make better use of its multi-channel television activities, however even prior to a full operational merger, there will be a certain extent of marketing flexibility, allowing marketing of joint telecommunication bundles, joint development of products, services and terminal equipment, and the ability to realize some of the synergies as permitted by law.

21
With reference to section 111(B) of the Companies Law, it is noted that the board of directors discussed the matter and all the board members believed that under the circumstances, it is appropriate and reasonable to hold the board meeting to approve the transaction shortly after the audit committee meeting that discussed the matter.

There are numerous regulatory changes in the telecommunications market, which may affect competition in the market, the strength of its players, and the clear separation between the different areas of telecommunication that used to exist. The prominent regulatory changes affecting the Company and its operations are mainly the wholesale market reform and the possible elimination of structural separation between infrastructure providers and players in the multi-channel television segment, given the reasonable possibility to provide a basic television service bundle over the internet by suppliers that do not have a nationwide fixed-line infrastructure.

Even before a full merger, the offer of a service bundle is a central tool in customer retention worldwide, and in Israel as well. It will reduce the erosion of telephony and support the continued growth of internet services.

The Company's holding of 100% in Yes will also allow more effective construction of the service bundle with an overall view of all Group requirements, which is not possible in a non-controlling interest.

4.
A full merger between the Company and Yes will allow the Company to take advantage of potential synergies, help the Company to develop and expand its services, and leverage the knowledge and skills in the Company and Yes with greater efficiency.

The Company's board of directors and audit committee believe that the transaction will reduce the Group's expenses, allow efficient operational synergies (including the reduction of duplication and saving of operating costs) in the short- and/or long-term, and will facilitate its routine management, since the operating activities of the Company and Yes are complementary activities and overlap in many aspects. In addition, the transaction is expected to increase the Company's sales turnover, cash flow, and profitability, due to the saving of expenses and the operational synergies, as noted above, and due to the growth in the existing customer base of the Company, by adding Yes customers and new customers, and the retention of existing customers due to the improved services offered by the Company, resulting in revenue synergies. In addition, ownership of 100% of Yes shares will allow the Company to carry out a full merger, creating tax synergies in the Group for the cumulative tax losses of Yes.

5.
The members of the Company's audit committee and board of directors believe that Yes is a leading competitive player in the content and multi-channel television market in Israel. This is partly due to high-quality and diverse television content, advanced digital services, high quality infrastructure, and outstanding customer service. All these allow Yes to offer its customers an advanced, attractive product with added value (premium). For this reason too, it is not in the Company's interests to establish an independent television and content branch (for example, IPTV technology), and to sell its holdings in Yes, due to the heavy financial and operating costs involved, the anticipated slow entry into the market, which will increase the Company's expenses for a long time, and since the Company has a better and more cost-effective alternative in the form of a full holding in Yes. In addition, an independent content branch will add a major competitor in the market, which will significantly impair the consideration that the Company will receive when selling Yes shares.

6.
To exercise the option and for the Company's engagement in the Acquisition Transaction, the Company will accept the Merger Terms and will exercise the option to gain control in Yes. The cost of accepting the Merger Terms by the Company and Yes is negligible in annual terms, and at the same time, this will lead to elimination of the Commissioner's restrictions on the marketing of joint service bundles of the Company and Yes.

7.
However, the members of the board of directors and audit committee believe that the alternative of exercising the option alone, which will also result in the Company's control of Yes, will not allow the Company to realize the full potential in the synergies of the Company and Yes, and will not allow it the full flexibility it needs to implement its strategic plans for multi-channel television and its integration in all its activities. The Company's full ownership of Yes prevents these difficulties and allows the Company full control over the management of Yes as an organic part of the Company, in all respects.

8.
The audit committee and board of directors believe that the proposed consideration for the acquisition is reasonable and fair, and adequately reflects the synergetic value in integrating the operations of the Company and Yes, based on all the tests and the valuations that were prepared and received.  As a result, the Acquisition Transaction does not represent a "distribution" as defined in the Companies Law.

The acquisition consideration was determined in negotiations conducted by the Ad Hoc Committee of the board of directors in respect of the Company's holdings in Yes with Eurocom DBS, based on the information in the valuation that was submitted to the members of the committee and board of directors for review prior to the meeting. In addition, the members of the committee and board of directors received two fairness opinions for review, which determined that the acquisition consideration and its terms are fair and reasonable.

The payment method of the total consideration, which, as agreed in the negotiations between the parties, will be partially in cash at the time of the transaction, based on the valuation of Yes, and partially as future contingent consideration, is appropriate and reasonable under the circumstances, and weighs fairly the risks of the future activities of Yes and the possibility of utilizing the losses of Yes for tax purposes, with Eurocom DBS covering a significant part of these risks.

Based on the above, the audit committee and board of directors believe that approval of the transaction and all its components - acceptance of the Merger Terms, exercise of the option, and acquisition of the Sale Shares and Acquired Shareholder Loans from Eurocom DBS - are beneficial to the Company and its shareholders, and that the proposed consideration as well as the other terms of the Acquisition Transaction, are fair and reasonable.

11.	Directors who participated in the discussions of the audit committee and board of directors regarding the transaction

The following officers participated in the audit committee meeting on February 10, 2015: Mordechai Keret (outside director - committee chairman); Ytzhak Edelman (outside director); Tali Simon (outside director); Hagai Herman (outside director); Joshua Rosenzweig (independent director); Eldad Ben-Moshe (independent director).

The following officers participated in the board of directors meeting on February 10, 2015: Ytzhak Edelman (outside director); Mordechai Keret (outside director); Tali Simon (outside director); Hagai Herman (outside director); Joshua Rosenzweig (independent director); Eldad Ben-Moshe (independent director); and Rami Nomkin, employee director.

12.	Directors with a personal interest in the transaction

In view of the personal interest of Eurocom DBS as described in the Transaction Report, the directors with a personal interest in the transaction are: Shaul Elovitch, chairman of the Company's board of directors, who is a controlling shareholder (indirectly) in Eurocom DBS. Or Elovitch - Shaul Elovitch's son, Orna Elovitch-Peled - Or Elovitch's wife and Shaul Elovitch''s daughter-in-law, and Amikam Shorer, who serves as officer in Eurocom Communications and other companies in the Eurocom Group (meaning, companies controlled by Eurocom Communications and/or under the same control).

Part B - Notice regarding the convening of a special general meeting of the Company's shareholders

13.	General meeting and the majority required for passing the resolutions

A special general meeting of the shareholders of the Company is called for March 23, 2014 at 12:00 pm in the Company's offices in 2 Azrieli Center, (Triangular Building, 27th floor), in Tel Aviv. The agenda of the meeting is described above.

The required majority for passing the resolutions set out above, in view of the Company's extraordinary engagement in a transaction in which the controlling shareholder has a personal interest, is as set out in section 275(A) (3) of the Companies Law: a simple majority of all the votes of the shareholders present at the meeting, who may vote and do vote, provided that one of the following is fulfilled:

(1) The count of the majority votes at the general meeting includes a majority of all the votes of the shareholders who have no personal interest in approving the items on the agenda of the general meeting, taking part in the vote. Abstentions will not be taken into account

(2) The total number of votes opposed to the resolution from among the shareholders referred to in sub-section (1) above does not exceed two percent of all the voting rights in the Company.

14.	Quorum

If, after half an hour from the time set for the meeting a quorum (two members who together hold at least 51% of the Company's issued share capital) is not present, the meeting will be adjourned to March 30, 2015, at the same time and in the same place. If there is no quorum present at an adjourned meeting, within half an hour of the time set for it, the meeting will be held with any number of shareholders present.

Any shareholder can attend the meeting in person or by proxy, with a letter of appointment deposited at the Company's registered office.

15.	Date of record

The date of record for eligibility to participate and vote in the meeting, in accordance with Section 182(b) of the Companies Law, ~~is~~ was February 22, 2015 ("the Date of Record"), meaning anyone holding shares at the end of the trading day on February 22, 2015 will be entitled to participate and vote in the meeting, against presentation of a title to shares on the Date of Record, drawn up in accordance with the Companies Regulations (Proof of Title to a Share for Voting in a General Meeting), 2000, no later than 24 hours before the time of the general meeting.

The number of shares representing 5% of all the voting rights in the Company as of the ~~date of this report is~~ date of record was 137,18~~3,261~~8,724 ordinary shares of the Company. The number of shares representing 5% of all the voting rights in the Company ~~which are not~~ held by a controlling shareholder as defined in Section 268 of the Companies Law as of the ~~date of the report is~~ date of record was 94,9~~35,379~~40,842 ordinary shares of the Company.

16.	Voting slip, position notice and adding items to the agenda

16.1	Voting for the item set out above is also permitted also by means of a voting slip. The written vote is cast on the second part of the voting slip as published in the distribution site.

16.2
Addresses of the distribution site of the Securities Authority and the website of the Tel Aviv Stock Exchange Ltd. where texts of the voting slip and the position notices can be found: Israel Securities Authority website: www.magna.isa.gov.il; Tel Aviv Stock Exchange Ltd. website: www.maya.tase.co.il and the Company's website: www.bezeq.co.il.

16.3
A TASE member will send, at no cost, by email, a link to the text of the voting slip and position papers on the Israel Securities Authority website, to any shareholder that is not registered in the shareholders register and whose shares are registered with that TASE member, unless the shareholders announce that they are not interested in this, provided that the request was made for a specific securities account and on a date prior to the date of record.

16.4	Shareholders are entitled to apply directly to the Company to receive the text of the voting slip and the position notices.

16.5
Shareholders whose shares are registered with a TASE member are entitled to a certificate of title from the TASE member through which they holds their shares, at the branch of the TASE member or by mail to their registered address in consideration for postage costs only, if requested to do so. Such a request should be made in advance to a particular securities account.

16.6
The deadline for delivery of position notices of the Company's shareholders is up to ten (10) days after the date of record, and the deadline for delivery of the board of director's response to the position notices is no later than 12 days after the date the general meeting is convened.

16.7	Voting slips and position notices will be delivered by hand or by registered mail.

16.8
In accordance with Section 66(B) of the Companies Law, one or more shareholders with at least one percent of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of the general meeting to be convened in the future, provided that it is appropriate to discuss such a matter in the general meeting. In accordance with the Companies Regulations (Notice and Announcement of a General Meeting and Class Meeting in a Public Company and Addition of an Item to the Agenda), 2000, requests in accordance with Section 66(B) of the Companies Law will be submitted to the Company within seven days after the meeting has been called. If such a request is submitted, it is possible that items will be added to the agenda of the meeting, and their details will appear on the distribution site of the Israel Securities Authority.

16.9
The voting slip and accompanying documents (as noted on the voting slip) should be submitted to the Company's offices up to 72 hours before the general meeting is convened. For this matter, "date of submission" means the date on which the voting slip and accompanying documents reached the Company's offices.

Part C - Guidelines of the Israel Securities Authority

17.
In accordance with Article 10 of the Controlling Shareholder Transaction Regulations, the Israel Securities Authority or any employee authorized on its behalf (the "Authority"), may, within 21 days of the date of this report, instruct the Company to provide, within a time it sets, an explanation, information and documents relating to the agreement described in this immediate report, and instruct the Company to amend this immediate report, in a way and by a date it sets.

If such an instruction to amend is given, the Authority may instruct that the date of the meeting be postponed to a date falling not before the elapse of three business days and not later than thirty-five days after the date of publication of the amendment to the report.

18.	Review of documents

The Company's shareholders can review, upon request, the documents pertaining to the above transaction for the approval of the general meeting, which are described in Article 5 of the Controlling Shareholder Regulations, at the administrative office of the Company in Azrieli Center 2, Tel Aviv (Triangular building, 27th floor), Sunday-Thursday between 10:00 and 15:00, and by appointment at telephone no. 972-3-626-2200.

19.	The Company's representative for the purpose of this report

The Company's representative for the purpose of this report is:
Adv. Linor Yochelman, Internal Compliance Officer and Company Secretary
Address: 2 Azrieli Center, Triangle Tower, 27th Floor, Tel Aviv, Israel
Tel: 972-3-626-2200; fax: 972-3-626-2209

_______________________________ Bezeq The Israel Telecommunication Corporation Limited Adv. Linor Yochelman Internal Compliance Officer and Company Secretary

List of appendices

•	Appendix A - Valuation report of ML.

•	Appendix B - Fairness opinion of ML.

•	Appendix C - Directors Report of Yes as of December 31, 2013 and September 30, 2014

•	Appendix D1 - Proforma financial statements of the Company (assuming the Merger Terms are accepted and the option is exercised)

•	Appendix D2 - Proforma financial statements of the Company (assuming acquisition of 100% of Yes shares)

•	Appendix E - Resolution of the Antitrust Commissioner dated March 26, 2014.

•	Appendix F – Tax opinion of Adv. Udi Barzilay.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.